Dreyfus Premier Emerging Markets Fund

ANNUAL REPORT May 31, 2006



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Emerging Markets Fund, covering the 12-month period from June 1, 2005, through May 31, 2006.

Despite setbacks in May, international stock markets generally have been supported by continued expectations for low inflation, relatively benign monetary policies among central banks, the recovery of domestic consumption in Japan and Europe and the adoption of more prudent fiscal policies in many of the world's emerging markets. As stock prices have increased over the past few years, so have earnings for most international companies, keeping valuations at what we believe to be reasonable levels at this time.

Our international portfolio managers report that they are beginning to see signs of broader market strength beyond the energy and mining sectors that have led the rally so far. In Europe, high-profile mergers and acquisitions in the financial services, pharmaceuticals and industrials sectors have contributed to a generally upbeat economic outlook. While Japan recently has lagged Europe, greater economic stability and liquidity have brought an end to price deflation, which may support further gains if interest rates rise only moderately as the global economic cycle matures. What's more, we expect an orderly downward drift in the value of the U.S. dollar relative to most major currencies due to shifts in relative economic growth and relative monetary policy. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager, D. Kirk Henry.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Senior Portfolio Manager

How did Dreyfus Premier Emerging Markets Fund perform relative to its benchmark?

For the 12-month period ended May 31, 2006, the fund produced total returns of 34.52% for its Class A shares, 33.53% for Class B shares, 33.58% for Class C shares, 35.00% for Class R shares and 34.19% for Class T shares.[1] This compares with a 40.90% total return provided by the Morgan Stanley Capital International Emerging Markets Index (MSCI EM Index), the fund's benchmark, for the same period.[2]

We attribute the market's strong advance to continued global economic growth and rising industrial demand for the raw materials produced in many of the world's emerging markets. The fund's returns under-performed its benchmark, primarily due to its limited exposure to some of the MSCI EM Index's better-performing stocks, which did not meet the fund's valuation criteria.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund normally invests at least 80% of its assets in the stocks of companies organized, or with a majority of assets or business, in emerging market countries. "Emerging market" countries generally consist of all countries represented in the MSCI EM Index. Normally, the fund will not invest more than 25% of its total assets in the securities of companies in any single emerging market country.

In selecting stocks, the portfolio manager identifies potential investments through extensive quantitative and fundamental research using a value-oriented, research-driven approach. Emphasizing individual stock selection rather than economic and industry trends, the fund focuses on three key factors: *value,* or how a stock is valued relative to its intrinsic worth based on traditional measures; *business health,* or a company's overall efficiency and profitability as measured by its return on assets and return on equity; and *business momentum,* or the presence of a catalyst that will potentially trigger an increase in the stock's price in the near- or midterm.

What other factors influenced the fund's performance?

The world's emerging markets posted robust returns during the reporting period, capping three consecutive years of strong performance. Continued global economic growth, increased export demand from developing and industrialized nations, benign inflation data, generally accommodative monetary policies among central banks and a swelling middle class in many markets all contributed to strong performance across most of the emerging markets' industry groups. In addition, because many formerly third-world countries have adopted fiscal reforms to strengthen their domestic economies and currencies, investors have gained greater comfort in the structural growth these economies can deliver. Investment capital flowing into these regions has helped to drive stock prices higher.

The fund posted positive absolute returns in every country in which it invests. However, the fund's modest underperformance compared to the benchmark can be attributed, in part, to its lack of exposure to two of the MSCI EM Index's top-performing telecommunication stocks, one based in Mexico and the other in Egypt, which we avoided due to their rich valuations. In addition, the fund's underweighted position in Brazilian oil company Petreoleo Brasileiro detracted from performance, as did investments in several utilities in China that were hurt by higher energy costs. Finally, the fund's automobile holdings lagged the averages due to a temporary imbalance in supply and demand.

On the other hand, the fund's performance received particularly strong contributions from stocks in Russia, Israel, Thailand and South Korea. In Russia, oil and gas companies Gazprom and LUKOIL flourished when energy prices reached new record highs. Banks in Israel and Thailand also posted robust gains, most notably Bank Hapoalim and Bank Leumi Le-Israel, which participated in an increase in global banking and capital markets activity. Also in Thailand, the fund benefited from its investment in Charoen Pokphand Foods, a leading agro-industrial foods conglomerate, when the company expanded its product mix from chicken, ducks and eggs to include prepared fish, shrimp and pork amid intensifying avian influenza concerns. In South Korea, the fund's overweighted position in companies tied to the country's domestic recovery fared especially well, including Industrial Bank of Korea, Kookmin Bank and Hyundai Department Stores. Export-oriented companies also achieved solid gains, most notably Hyundai Motors and Korean Air Lines.

What is the fund's current strategy?

The emerging markets experienced a modest correction during the final month of the fund's reporting period. We view this sell-off not as the onset of a bear market, but as a normal cyclical response after achieving strong gains in a relatively short time. In fact, we have regarded recent market weakness as an opportunity to establish positions at relatively low prices in companies that we believe present attractive investment opportunities. Examples of recent additions to the fund's portfolio include Brazilian mining and materials firm Companhia Vale do Rio Doce (CVRD), industrial company Koc Holding and banking firm Turkiye in Turkey, and South Korean information technology firm LG.Philips LCD.

June 15, 2006

---

1 *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets (MSCI EM) Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Emerging Markets Fund Class A shares and the Morgan Stanley Capital International Emerging Markets Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Emerging Markets Fund on 6/28/96 (inception date) to a $10,000 investment made in the Morgan Stanley Capital International Emerging Markets Index (the "Index") on that date. For comparative purposes, the value of the Index on 6/30/96 is used as the beginning value on 6/28/96. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C, Class R and Class T shares will vary from the performance of Class A shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph above takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin. The Index excludes closed markets and those shares in otherwise free markets that are not purchasable by foreigners. The Index includes gross dividends reinvested and does not take into account charges, fees and other expenses. These factors can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 5/31/06*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**6/28/96**	**26.79%**	**18.90%**	**11.37%**
without sales charge	**6/28/96**	**34.52%**	**20.32%**	**12.03%**
Class B shares				
with applicable redemption charge †	**11/15/02**	**29.53%**	**–**	**30.57%**
without redemption	**11/15/02**	**33.53%**	**–**	**31.00%**
Class C shares				
with applicable redemption charge ††	**11/15/02**	**32.58%**	**–**	**31.08%**
without redemption	**11/15/02**	**33.58%**	**–**	**31.08%**
Class R shares	**11/15/02**	**35.00%**	**–**	**32.47%**
Class T shares				
with maximum sales charge (4.5%)	**11/15/02**	**28.15%**	**–**	**29.74%**
without sales charge	**11/15/02**	**34.19%**	**–**	**31.43%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

†   The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Emerging Markets Fund from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 9.61	$ 13.67	$ 13.41	$ 7.81	$ 11.51
Ending value (after expenses)	$1,129.30	$1,125.50	$1,125.30	$1,131.30	$1,128.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 9.10	$ 12.94	$ 12.69	$ 7.39	$ 10.90
Ending value (after expenses)	$1,015.91	$1,012.07	$1,012.32	$1,017.60	$1,014.11

† *Expenses are equal to the fund's annualized expense ratio of 1.81% for Class A, 2.58% for Class B, 2.53% for Class C, 1.47% for Class R and 2.17% for Class T; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2006

Common Stocks—93.7%	Shares	Value ($)
Argentina—.1%		
Petrobras Energia Participaciones, ADR	149,400 [a]	**1,505,952**
Brazil—8.0%		
Banco Itau Holding Financeira, ADR	217,090	5,783,278
Brasil Telecom Participacoes, ADR	409,360	12,526,416
Braskem, ADR	305,200	3,668,504
Centrais Eletricas Brasileiras	126,585	2,343,963
Cia de Saneamento Basico do Estado de Sao Paulo	84,738	7,414,849
Cia de Saneamento Basico do Estado de Sao Paulo, ADR	80,600	1,793,350
Companhia Vale do Rio Doce, ADR	47,200	2,199,048
Empresa Brasileira de Aeronautica, ADR	311,870	10,432,051
Grendene	786,000	5,618,638
Petroleo Brasileiro, ADR	442,909	38,466,646
Tele Norte Leste Participacoes, ADR	527,100	6,915,552
Unibanco, ADR	143,470	9,157,690
Votorantim Celulose e Papel, ADR	484,600	6,895,858
		113,215,843
Chile—.5%		
Banco Santander Chile, ADR	11,800	478,490
Masisa, ADR	126,100	1,054,196
United Breweries, ADR	221,300	5,145,225
		6,677,911
China—4.2%		
Byd, Cl. H	1,712,800	3,319,624
China Petroleum & Chemical, Cl. H	13,624,900	8,027,397
China Telecom, Cl. H	50,833,800	16,391,559
Huadian Power International, Cl. H	29,747,000	7,768,132
Huaneng Power International, Cl. H	9,547,600	6,156,041
Sinotrans, Cl. H	16,125,500	5,105,507
Weiqiao Textile, Cl. H	6,939,600	8,660,750
Yanzhou Coal Mining, Cl. H	5,420,100	3,915,789
		59,344,799
Croatia—.0%		
Pliva, GDR	12,300 [b]	**257,931**

Common Stocks (continued)	Shares	Value ($)
Czech Republic−.3%		
Komercni Banka	34,380	**4,829,089**
Hong Kong−3.6%		
Brilliance China Automotive Holdings	22,638,000	3,638,668
CNOOC	24,890,100	18,899,543
Denway Motors	32,987,300	11,443,491
Global Bio-Chem Technology Group	6,414,700	2,600,123
Panva Gas Holdings	4,220,600 a	1,899,538
Shanghai Industrial Holdings	4,924,500	9,704,914
Texwinca Holdings	3,708,600	2,551,569
		50,737,846
Hungary−.8%		
Magyar Telekom Telecommunications	2,685,533	**11,059,807**
India−7.4%		
Andhra Bank	850,000	1,342,202
Bank of Baroda	134,000	666,667
Bharat Petroleum	1,341,516	11,396,390
GAIL India	455,840	2,318,148
GAIL India, GDR	187,400 b	5,715,700
Hindalco Industries	1,498,270	5,796,357
Hindalco Industries, GDR	1,616,000 b	6,108,480
Hindalco Industries, GDR (Prepaid Shares)	441,990 a,b,c	970,887
Hindustan Petroleum	1,659,363	10,983,454
ICICI Bank, ADR	72,500	1,928,500
Jet Airways India	219,082	3,502,090
Mahanagar Telephone Nigam	2,037,940	6,882,711
Mahanagar Telephone Nigam, ADR	451,521	3,314,164
Oil & Natural Gas	342,256	8,210,294
Reliance Energy Ventures	394,545 a	294,863
Reliance Industries	930,525	19,343,165
State Bank of India	248,500	4,436,233
State Bank of India, GDR	239,700 b	10,402,980
Union Bank of India	514,853	1,197,203
		104,810,488
Indonesia−1.6%		
Bank Mandiri Persero	15,173,500	2,770,742
Gudang Garam	6,169,400	6,366,048

Common Stocks (continued)	Shares	Value ($)
Indonesia (continued)		
Indofood Sukses Makmur	44,972,600	4,567,720
Indosat	6,705,600	3,622,690
Telekomunikasi Indonesia	6,382,200	4,861,643
		22,188,843
Israel—1.3%		
Bank Hapoalim	581,593	2,713,158
Bank Leumi Le-Israel	676,800	2,540,806
Check Point Software Technologies	497,400 a	9,609,768
Super-Sol	1,355,591	3,938,197
		18,801,929
Malaysia—5.5%		
AMMB Holdings	6,717,500	4,662,104
Bumiputra-Commerce Holdings	3,686,300	6,192,903
Gamuda	7,522,100	7,126,418
Genting	1,689,800	10,471,082
Kuala Lumpur Kepong	1,570,200	4,367,673
Malayan Banking	4,828,200	14,493,908
Maxis Communications	402,100	980,057
MK Land Holdings	1,917,800	340,672
Proton Holdings	1,585,800	2,533,087
Resorts World	2,705,800	9,091,369
Sime Darby	10,512,000	17,225,668
		77,484,941
Mexico—6.4%		
Cemex (Units)	1,004,362	5,708,455
Coca-Cola Femsa, ADR	527,010	16,289,879
Consorcio ARA	154,700	641,399
Controladora Comercial Mexicana (Units)	7,394,000	11,577,584
Desc, Ser. B	2,641,840 a	2,492,456
Embotelladoras Arca	1,874,800	4,597,692
Grupo Aeroportuario del Sureste, ADR	246,090	8,408,895
Grupo Continental	4,536,750	7,383,825
Kimberly-Clark de Mexico, Cl. A	2,164,800	7,333,126
Organizacion Soriana, Cl. B	437,200	1,889,802
Telefonos de Mexico, ADR	1,246,040	24,659,133
		90,982,246

Common Stocks (continued)	Shares	Value ($)
Philippines—1.3%		
ABS-CBN Broadcasting	4,130,600 [a]	1,113,527
Banco de Oro Universal Bank	805,600	556,269
Banco de Oro Universal Bank, GDR	338,600 [a,b]	4,571,100
Bank of the Philippine Islands	6,940,882	6,893,611
Manila Electric, Cl. B	5,700,264 [a]	2,426,333
SM Prime Holdings	19,504,700	3,025,701
		18,586,541
Poland—1.4%		
Powszechna Kasa Oszczednosci Bank Polski	977,681	11,064,487
Telekomunikacja Polska	1,453,932	9,101,851
		20,166,338
Russia—5.8%		
LUKOIL, ADR	492,200	38,096,280
MMC Norilsk Nickel, ADR	38,600	4,659,020
Novolipetsk Steel, GDR	271,300 [b]	6,239,900
OAO Gazprom, ADR	765,725	32,696,457
		81,691,657
South Africa—7.4%		
Alexander Forbes	3,077,668	6,393,921
Aveng	1,820,257	5,956,055
Bidvest Group	737,728	10,948,563
Mittal Steel South Africa	238,271	2,227,558
Nampak	5,308,550 [a]	13,667,618
Nedbank Group	1,192,405	20,348,812
Network Healthcare Holdings	3,029,340	4,113,264
Sanlam	7,010,961	15,928,327
Sappi	1,389,709	17,118,737
Sasol	104,197	3,885,663
Steinhoff International Holdings	1,403,277	4,470,879
		105,059,397
South Korea—18.3%		
Daelim Industrial	82,170	5,890,980
Hanwha Chem	485,970	5,035,283
Hyundai Department Store	16,280	1,382,662
Hyundai Mobis	92,160	7,206,108
Hyundai Motor	211,800	16,237,235
Industrial Bank of Korea	286,070	4,903,868

Common Stocks (continued)	Shares	Value ($)
South Korea (continued)		
Kangwon Land	130,301	2,280,404
Kookmin Bank	227,410	18,174,938
Kookmin Bank, ADR	85,502	6,881,201
Korea Electric Power	474,855	19,275,965
KT, ADR	897,420	19,788,111
Kumho Tire	634,470	9,108,089
Kumho Tire, GDR	260,000 [b]	1,898,000
LG Chem	357,990	14,391,194
LG Electronics	254,180	18,185,507
LG.Philips LCD	91,220 [a]	3,406,610
Lotte Shopping	12,697	4,688,562
Lotte Shopping, GDR	400,500 [a,b]	7,128,900
POSCO	31,350	8,030,063
POSCO, ADR	143,660	9,237,338
Samsung Electronics	44,104	28,158,965
Samsung SDI	79,667	6,661,961
Shinhan Financial Group	183,840	8,311,609
SK	134,540	9,012,290
SK Telecom	11,506	2,702,922
SK Telecom, ADR	809,560	21,129,516
		259,108,281
Taiwan—15.8%		
Accton Technology	2,881,260 [a]	1,790,660
Advanced Semiconductor Engineering	1,910,863	1,959,900
Benq	12,240,450	8,996,314
Cathay Financial Holding	4,577,000 [a]	9,974,683
China Motor	8,152,330 [a]	8,522,332
Chinatrust Financial Holding	13,613,800 [a]	10,887,944
Chunghwa Telecom, ADR	377,700	7,739,073
Compal Electronics	7,284,877 [a]	7,382,529
Compal Electronics, GDR	2,253,734 [b]	11,494,043
Elan Microelectronics	1,126,846 [a]	645,454
Far Eastern Textile	1,524,000 [a]	1,166,453
First Financial Holding	23,716,850 [a]	17,385,715
Formosa Chemicals & Fibre	5,575,100 [a]	8,681,276
Fubon Financial Holding	3,594,000 [a]	3,149,063
Nien Hsing Textile	5,891,000 [a]	3,233,319

Common Stocks (continued)	Shares	Value ($)
Taiwan (continued)		
Nien Made Enterprises	2,588,000 a	2,903,310
Optimax Technology	5,117,181	5,251,427
Powerchip Semiconductor	10,458,000 a	7,002,925
Quanta Computer	14,293,663 a	21,312,508
SinoPac Financial Holdings	34,918,103 a	17,118,559
Sunplus Technology	5,102,123 a	6,047,128
Taiwan Cement	3,412,000 a	2,882,671
Taiwan Mobile	7,396,429 a	7,393,143
United Microelectronics	41,164,382	25,595,284
United Microelectronics, ADR	3,484,788	11,604,344
Wan Hai Lines	910,000 a	636,628
Yageo	31,200,200 a	11,924,966
		222,681,651
Thailand—2.7%		
Charoen Pokphand Foods	29,340,000	4,347,522
CP Seven Eleven	9,678,000	1,776,711
Delta Electronics Thai	4,234,000	1,998,741
Kasikornbank	5,689,100	9,548,974
Krung Thai Bank	32,220,000	8,788,041
Siam Commercial Bank	5,634,200	8,644,131
Siam Makro	1,597,000	2,931,812
		38,035,932
Turkey—1.0%		
KOC Holding	393,800	1,526,648
Tupras Turkiye Petrol Rafine	423,405	7,130,749
Turkiye Is Bankasi, Cl. C	969,500	5,668,510
		14,325,907
United States—.3%		
Taro Pharmaceuticals Industries	342,200 a	**4,126,932**
Total Common Stocks		
(cost $1,019,964,693)		**1,325,680,261**

Preferred Stocks—3.7%		
Brazil:		
Braskem, Cl. A	1,254,900	7,630,345
Centrais Eletricas Brasileiras, Cl. B	310,029	5,533,845

Preferred Stocks (continued)	Shares	Value ($)
Brazil (continued):		
Cia de Tecidos do Norte de Minas	85,709	6,569,742
Cia Energetica de Minas Gerais	173,896	6,612,255
Cia Paranaense de Energia, Cl. B	742,074	6,071,569
Klabin	1,978,800	4,218,009
Telecomunicacoes de Sao Paulo	319,823	6,004,773
Telemar Norte Leste, Cl. A	134,300	2,559,114
Telemig Celular Participacoes	3,532,989	6,313,799
Total Preferred Stocks (cost $40,611,674)		**51,513,451**

Other Investment—.9%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $13,000,000)	13,000,000 d	**13,000,000**

Total Investments (cost $1,073,576,367)	**98.3%**	**1,390,193,712**
Cash and Receivables (Net)	**1.7%**	**23,999,362**
Net Assets	**100.0%**	**1,414,193,074**

ADR—American Depository Receipts.
GDR—Global Depository Receipts.
a   Non-income producing security.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these securities amounted to $54,787,921 or 3.9% of net assets.
c   The value of this security has been determined in good faith under the direction of the Board of Directors.
d   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	19.8	Consumer Staples	6.4
Energy	14.0	Industrial	6.1
Telecommunication Services	12.3	Utilities	4.8
Information Technology	12.1	Money Market Investment	.9
Materials	11.8	Health Care	.6
Consumer Discretionary	9.5		**98.3**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
May 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	1,060,576,367	1,377,193,712
Affiliated issuers	13,000,000	13,000,000
Cash		3,654,963
Cash denominated in foreign currencies	14,904,878	15,321,019
Dividends and interest receivable		7,750,456
Receivable for investment securities sold		7,274,528
Receivable for shares of Common Stock subscribed		629,665
Unrealized appreciation on forward currency exchange contracts–Note 4		58,778
Prepaid expenses		38,159
		1,424,921,280
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		2,022,969
Payable for investment securities purchased		4,277,283
Payable for shares of Common Stock redeemed		3,357,995
Unrealized depreciation on forward currency exchange contracts–Note 4		9,201
Accrued expenses		1,060,758
		10,728,206
Net Assets ($)		**1,414,193,074**
Composition of Net Assets ($):		
Paid-in capital		870,304,663
Accumulated undistributed investment income–net		5,053,972
Accumulated net realized gain (loss) on investments		221,949,548
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		316,884,891
Net Assets ($)		**1,414,193,074**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	1,352,639,115	4,150,989	8,092,187	49,235,593	75,190
Shares Outstanding	58,646,238	183,111	356,112	2,127,404	3,294
Net Asset Value Per Share ($)	**23.06**	**22.67**	**22.72**	**23.14**	**22.83**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2006

Investment Income ($):	
Income:	
Cash dividends (net of $4,330,250 foreign taxes withheld at source):	
Unaffiliated issuers	37,303,487
Affiliated issuers	1,831
Interest	311,969
Total Income	**37,617,287**
Expenses:	
Management fee–Note 3(a)	17,132,880
Shareholder servicing costs–Note 3(c)	4,776,153
Custodian fees	2,291,320
Directors' fees and expenses–Note 3(d)	130,969
Registration fees	103,269
Distribution fees–Note 3(b)	99,139
Prospectus and shareholders' reports	89,972
Professional fees	78,993
Loan commitment fees–Note 2	9,917
Miscellaneous	76,379
Total Expenses	**24,788,991**
Less–reduction in custody fee due to earnings credit–Note 1(c)	(119,625)
Net Expenses	**24,669,366**
Investment Income–Net	**12,947,921**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	308,604,796
Net realized gain (loss) on forward currency exchange contracts	(1,807,594)
Net Realized Gain (Loss)	**306,797,202**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	69,492,428
Net Realized and Unrealized Gain (Loss) on Investments	**376,289,630**
Net Increase in Net Assets Resulting from Operations	**389,237,551**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2006	2005
Operations ($):		
Investment income–net	12,947,921	12,470,035
Net realized gain (loss) on investments	306,797,202	121,329,167
Net unrealized appreciation (depreciation) on investments	69,492,428	99,067,676
Net Increase (Decrease) in Net Assets Resulting from Operations	**389,237,551**	**232,866,878**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(17,085,237)	(3,933,579)
Class B shares	(24,875)	–
Class C shares	(56,946)	–
Class R shares	(599,406)	(168,397)
Class T shares	(656)	–
Net realized gain on investments:		
Class A shares	(148,048,021)	(84,899,860)
Class B shares	(484,587)	(324,091)
Class C shares	(1,020,019)	(692,939)
Class R shares	(4,209,879)	(1,934,208)
Class T shares	(7,746)	(5,828)
Total Dividends	**(171,537,372)**	**(91,958,902)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	302,737,669	280,156,797
Class B shares	454,468	312,306
Class C shares	937,023	1,984,277
Class R shares	18,733,792	18,220,801

	Year Ended May 31,	
	2006	2005
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	140,092,027	74,873,230
Class B shares	456,277	298,088
Class C shares	864,774	544,950
Class R shares	4,086,544	1,736,656
Class T shares	8,402	5,828
Cost of shares redeemed:		
Class A shares	(371,093,477)	(327,417,654)
Class B shares	(940,796)	(855,341)
Class C shares	(3,011,819)	(4,734,626)
Class R shares	(5,733,753)	(3,465,379)
Class T shares	(879)	(36,698)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**87,590,252**	**41,623,235**
Total Increase (Decrease) in Net Assets	**305,290,431**	**182,531,211**
Net Assets ($):		
Beginning of Period	1,108,902,643	926,371,432
End of Period	**1,414,193,074**	**1,108,902,643**
Undistributed investment income—net	5,053,972	10,616,443

	Year Ended May 31,	
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	13,288,763	14,745,184
Shares issued for dividends reinvested	6,473,504	3,818,113
Shares redeemed	(16,046,530)	(17,666,264)
Net Increase (Decrease) in Shares Outstanding	**3,715,737**	**897,033**
Class B[a]		
Shares sold	20,916	16,385
Shares issued for dividends reinvested	21,309	15,379
Shares redeemed	(40,384)	(45,979)
Net Increase (Decrease) in Shares Outstanding	**1,841**	**(14,215)**
Class C		
Shares sold	42,764	109,766
Shares issued for dividends reinvested	40,429	28,061
Shares redeemed	(132,187)	(270,667)
Net Increase (Decrease) in Shares Outstanding	**(48,994)**	**(132,840)**
Class R		
Shares sold	811,541	981,337
Shares issued for dividends reinvested	188,407	88,424
Shares redeemed	(237,328)	(183,188)
Net Increase (Decrease) in Shares Outstanding	**762,620**	**886,573**
Class T		
Shares issued for dividends reinvested	392	299
Shares redeemed	–	(2,026)
Net Increase (Decrease) in Shares Outstanding	**392**	**(1,727)**

[a] *During the period ended May 31, 2006, 7,346 Class B shares representing $167,772 were automatically converted to 7,223 Class A shares and during the period ended May 31, 2005, 893 Class B shares representing $16,756 were automatically converted to 882 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended May 31,		
Class A Shares	2006	2005	2004	2003a	2002
Per Share Data ($):					
Net asset value, beginning of period	19.50	16.77	12.25	13.07	11.65
Investment Operations:					
Investment income−netb	.21	.23	.16	.10	.25
Net realized and unrealized					
gain (loss) on investments	6.33	4.22	4.47	(.83)	1.33
Total from Investment Operations	6.54	4.45	4.63	(.73)	1.58
Distributions:					
Dividends from investment income−net	(.31)	(.08)	(.11)	(.10)	(.16)
Dividends from net realized					
gain on investments	(2.67)	(1.64)	−	−	−
Total Distributions	(2.98)	(1.72)	(.11)	(.10)	(.16)
Redemption fee added to paid-in capital	−	−	−	.01	.00c
Net asset value, end of period	23.06	19.50	16.77	12.25	13.07
Total Return (%)	34.52d	26.47d	37.65d	(5.39)d	13.80
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	1.81	1.85	1.86	1.96	1.82
Ratio of net expenses					
to average net assets	1.80	1.85	1.86	1.96	1.82
Ratio of net investment income					
to average net assets	.94	1.22	.97	.90	2.18
Portfolio Turnover Rate	50.00	41.36	47.45	48.52	62.10
Net Assets, end of period ($ x 1,000)	1,352,639	1,070,893	906,065	542,076	529,455

a The fund changed to a five class fund on November 15, 2002. The existing shares were redesignated Class A shares.
b Based on average shares outstanding at each month end.
c Amount represents less than $.01 per share.
d Exclusive of sales charge.
See notes to financial statements.

	Year Ended May 31,			
Class B Shares	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	19.21	16.61	12.20	10.84
Investment Operations:				
Investment income–net[b]	.04	.06	.02	.10
Net realized and unrealized gain (loss) on investments	6.23	4.18	4.46	1.36
Total from Investment Operations	6.27	4.24	4.48	1.46
Distributions:				
Dividends from investment income–net	(.14)	–	(.07)	(.10)
Dividends from net realized gain on investments	(2.67)	(1.64)	–	–
Total Distributions	(2.81)	(1.64)	(.07)	(.10)
Net asset value, end of period	22.67	19.21	16.61	12.20
Total Return (%)[c]	33.53	25.46	36.70	13.56[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	2.57	2.67	2.63	1.46[d]
Ratio of net expenses to average net assets	2.57	2.67	2.63	1.46[d]
Ratio of net investment income to average net assets	.16	.32	.11	1.06[d]
Portfolio Turnover Rate	50.00	41.36	47.45	48.52
Net Assets, end of period ($ x 1,000)	4,151	3,481	3,246	536

[a] *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Year Ended May 31,			
	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	19.25	16.63	12.22	10.84
Investment Operations:				
Investment income—net[b]	.05	.07	.02	.11
Net realized and unrealized				
gain (loss) on investments	6.24	4.19	4.46	1.37
Total from Investment Operations	6.29	4.26	4.48	1.48
Distributions:				
Dividends from investment income—net	(.15)	–	(.07)	(.10)
Dividends from net realized				
gain on investments	(2.67)	(1.64)	–	–
Total Distributions	(2.82)	(1.64)	(.07)	(.10)
Net asset value, end of period	22.72	19.25	16.63	12.22
Total Return (%)[c]	33.58	25.47	36.72	13.75[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	2.53	2.61	2.58	1.47[d]
Ratio of net expenses to average net assets	2.52	2.61	2.58	1.47[d]
Ratio of net investment income				
to average net assets	.20	.39	.11	1.11[d]
Portfolio Turnover Rate	50.00	41.36	47.45	48.52
Net Assets, end of period ($ x 1,000)	8,092	7,797	8,947	1,726

[a] *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

	Year Ended May 31,			
Class R Shares	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	19.55	16.80	12.27	10.84
Investment Operations:				
Investment income–net[b]	.31	.29	.21	.14
Net realized and unrealized gain (loss) on investments	6.33	4.24	4.47	1.40
Total from Investment Operations	6.64	4.53	4.68	1.54
Distributions:				
Dividends from investment income–net	(.38)	(.14)	(.15)	(.11)
Dividends from net realized gain on investments	(2.67)	(1.64)	–	–
Total Distributions	(3.05)	(1.78)	(.15)	(.11)
Net asset value, end of period	23.14	19.55	16.80	12.27
Total Return (%)	35.00	26.87	38.19	14.32[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.47	1.49	1.52	.89[c]
Ratio of net expenses to average net assets	1.46	1.49	1.52	.89[c]
Ratio of net investment income to average net assets	1.33	1.52	1.26	1.61[c]
Portfolio Turnover Rate	50.00	41.36	47.45	48.52
Net Assets, end of period ($ x 1,000)	49,236	26,675	8,036	2,745

[a] *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

	Year Ended May 31,			
Class T Shares	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	19.31	16.63	12.19	10.84
Investment Operations:				
Investment income—net[b]	.14	.14	.07	.06
Net realized and unrealized gain (loss) on investments	6.28	4.18	4.47	1.39
Total from Investment Operations	6.42	4.32	4.54	1.45
Distributions:				
Dividends from investment income—net	(.23)	–	(.10)	(.10)
Dividends from net realized gain on investments	(2.67)	(1.64)	–	–
Total Distributions	(2.90)	(1.64)	(.10)	(.10)
Net asset value, end of period	22.83	19.31	16.63	12.19
Total Return (%)[c]	34.19	25.84	37.33	13.47[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	2.16	2.27	2.24	1.49[d]
Ratio of net expenses to average net assets	2.15	2.27	2.24	1.49[d]
Ratio of net investment income to average net assets	.59	.77	.45	.52[d]
Portfolio Turnover Rate	50.00	41.36	47.45	48.52
Net Assets, end of period ($ x 1,000)	75	56	77	5

[a] From November 15, 2002 (commencement of initial offering) to May 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Emerging Markets Fund (the "fund") is a separate non-diversified series of Dreyfus International Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers one series, the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

• By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement

- with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At May 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $47,693,536, undistributed capital gains $185,799,148 and unrealized appreciation $310,395,727.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2006 and May 31, 2005, were as follows: ordinary income $38,088,139 and $27,407,547 and long-term capital gains $133,449,233 and $64,551,355, respectively.

During the period ended May 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency gains and losses and Indian capital gain taxes, the fund decreased accumulated undistributed investment income–net by $743,272 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing. During the period ended May 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly.

During the period ended May 31, 2006, the Distributor retained $46,012 from commissions earned on sales of the fund's Class A shares and $7,458 and $466 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at the annual rates of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended May 31, 2006, Class B, Class C and Class T shares were charged $31,786, $67,177 and $176, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

During the period ended May 31, 2006, Class A, Class B, Class C and Class T shares were charged $3,294,327, $10,595, $22,392 and $176, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2006, the fund was charged $235,762 pursuant to the transfer agency agreement.

During the period ended May 31, 2006, the fund was charged $3,829 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,654,704, Rule 12b-1 distribution plan fees $8,859, shareholder services plan fees $319,487, chief compliance officer fees $1,605 and transfer agency per account fees $38,314.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended May 31, 2006, amounted to $658,688,042 and $738,382,590, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at May 31, 2006:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Sales:				
Hong Kong Dollar, expiring 6/1/2006	5,163,842	665,596	665,624	(28)
Indian Rupee, expiring 6/1/2006	70,000,000	1,504,083	1,513,256	(9,173)
South African Rand, expiring 6/1/2006	15,431,974	2,345,107	2,290,018	55,089
South African Rand, expiring 6/2/2006	7,013,319	1,044,426	1,040,737	3,689
Total				**49,577**

At May 31, 2006, the cost of investments for federal income tax purposes was $1,080,065,531; accordingly, accumulated net unrealized appreciation on investments was $310,128,181, consisting of $366,105,802 gross unrealized appreciation and $55,977,621 gross unrealized depreciation.

NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Emerging Markets fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Emerging Markets Fund (one of the fund's comprising Dreyfus International Funds, Inc.) as of May 31, 2006, and the related statement of operations for the year ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Emerging Markets Fund as of May 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
July 10, 2006

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund elects to provide each share-holder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended May 31, 2006:

— the total amount of taxes paid to foreign countries was $4,142,885.

— the total amount of income sourced from foreign countries was $30,664,844.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign source income for the 2006 calendar year with Form 1099-DIV which will be mailed by January 31, 2007. Also, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $19,762,495 represents the maximum amount that may be considered qualified dividend income. Also the fund designates $2.3162 per share as a long-term capital gain distribution paid on December 29, 2005.

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (66)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

James F. Henry (75)
Board Member (1993)

Principal Occupation During Past 5 Years:
• President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
• Advisor to The Elaw Forum, a consultant on managing corporate legal costs
• Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
• Individual Trustee of several trusts

Other Board Memberships and Affiliations:
• Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 21

Dr. Paul A. Marks (79)
Board Member (1993)

Principal Occupation During Past 5 Years:
• President, Emeritus (2000-present) and President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Lazard Freres & Company, LLC, Senior Adviser
• Health Care Ventures, Adviser
• Armgo-Start-Up Biotech; Board of Directors
• Nanoviricide, Board Director
• PTC, Scientific Advisory Board

No. of Portfolios for which Board Member Serves: 21

————————————

Dr. Martin Peretz (66)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Member of Board of Advisers
• Montefiore Investment, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 21

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
John M. Fraser, Jr., Emeritus Board Member
Rosalind Gersten Jacobs, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 198 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Emerging Markets Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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